Exhibit 99.1

Press Release
1004 N. Big Spring, Suite 400	Contact: Cindy Thomason
Midland, TX 79701 (432) 684-3727	Manager of Investor Relations
http://www.plll.com	cindyt@plll.com

PARALLEL PETROLEUM ENTERS INTO AGREEMENT TO BE ACQUIRED FOR $483 MILLION

MIDLAND, Texas, (BUSINESS WIRE), September 15, 2009 – Parallel Petroleum Corporation (NASDAQ:PLLL) today announced that it has entered into a definitive agreement for the Company to be acquired by an affiliate of Apollo Global Management, LLC, a leading global alternative asset manager, in a transaction valued at approximately $483 million, including the assumption or repayment of approximately $351 million of net indebtedness. The agreement was unanimously approved by Parallel’s Board of Directors.

Under the terms of the agreement, Parallel stockholders would receive $3.15 per share in cash, representing a premium of 56 percent over Parallel’s average closing share price over the past thirty trading days and 63 percent over Parallel’s average closing share price over the past sixty trading days. An affiliate of Apollo will commence a tender offer to purchase for cash all of the outstanding shares of the Company’s Common Stock, and the associated preferred stock purchase rights, at a price of $3.15 per share, for a total consideration of approximately $132 million. The tender offer is expected to commence on or before September 24, 2009 and to expire on the 20th business day following and including the commencement date, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission. Following the completion of the tender offer, the parties will complete a second-step merger in which any remaining shares of the Company will be converted into the right to receive the same price per share paid in the tender offer.

“The Board considered a range of potential alternatives, including continuing to operate as an independent entity, the returns and dilution associated with issuing additional equity in a public or private offering, the possibility of the sale of certain assets, and combinations with other merger partners,” said Jeffrey Shrader, Parallel’s Chairman of the Board. “After conducting an exhaustive evaluation of recapitalization and corporate sale alternatives, our board of directors unanimously concluded, after in-depth consideration, that this transaction with Apollo is in the best interests of our shareholders.”

Commenting on the transaction, Sam Oh, Partner at Apollo, said, “We believe Parallel’s high-quality assets and its outstanding management team will be a positive addition to our investment portfolio and we look forward to working with the Company.”

Larry Oldham, Parallel’s President and Chief Executive Officer commented, “Apollo’s interest in the Company is a clear recognition of the attractiveness of Parallel, its business plan and the success that has been achieved. Apollo has a strong track record of growing businesses. Under its ownership, Parallel will be better capitalized to execute its current business plan and develop new opportunities for growth.”

There is no financing condition to the obligations to consummate the transaction, and funds managed by Apollo have committed to provide $283.2 million of equity to complete the transaction.

The transaction does not require the consent of Parallel’s bondholders, but as required by its indenture, the Company will offer to repurchase all $150 million of the Company’s 10.25% Senior Notes due 2014, at 101% of face value.

In connection with the transaction, BofA Merrill Lynch Securities, Jefferies & Company, Inc., Stonington Corporation, and Sunrise Securities Corp. served as financial advisors to Parallel. Lynch, Chappell & Alsup, P.C. and Haynes and Boone, LLP served as Parallel’s legal counsel. RBC Richardson Barr and BNP Paribas served as financial advisors to Apollo, and Akin Gump Strauss Hauer & Feld LLP served as its legal counsel.

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Parallel Petroleum Enters Into Agreement to be Acquired for $483 Million

September 15, 2009

The Company

Parallel Petroleum is an independent energy company headquartered in Midland, Texas, engaged in the exploitation, development, acquisition and production of oil and gas using 3-D seismic technology and advanced drilling, completion and recovery techniques. Parallel’s primary areas of operation are the Permian Basin of West Texas and New Mexico, North Texas Barnett Shale, Onshore Gulf Coast of South Texas, East Texas and Utah/Colorado. Additional information on Parallel is available via the internet at www.plll.com.

Apollo

Apollo is a leading global alternative asset manager with offices in New York, Los Angeles, London, Singapore, Frankfurt and Mumbai. Apollo had assets under management of over $38 billion, as of June 30, 2009, in private equity and credit-oriented capital markets invested across a core group of industries where Apollo has considerable knowledge and resources.

The tender offer for the outstanding common stock of Parallel referred to in this press release has not yet commenced. This press release and the description herein is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Parallel common stock will be made pursuant to an offer to purchase and related materials that PLLL Acquisition Co., a wholly owned subsidiary of PLLL Holdings, LLC, an affiliate of Apollo Management, L.P., intends to file with the U.S. Securities and Exchange Commission. At the time the planned tender offer is commenced, PLLL Acquisition Co. is required to file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and thereafter Parallel is required to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS), AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. These materials will be made available to all stockholders of Parallel at no expense to them. In addition, all of these materials (and other materials filed by Parallel with the U.S. Securities and Exchange Commission) will be available at no charge from the U.S. Securities and Exchange Commission through its web site at http://www.sec.gov. Investors and security holders may also obtain free copies of these documents that are filed with the U.S. Securities and Exchange Commission from Parallel at http://www.plll.com.

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